Exhibit 99.1

Georgia Farm Bureau Goes Live with Sapiens’ P&C Claims Solution

Streamlined processes and faster speed-to-market empower North American insureds and agents with greater ease of doing business

Holon, Israel – January 22, 2019 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today that Georgia Farm Bureau Mutual Insurance Company (GFBMIC), the largest domestic property & casualty (P&C) insurer in Georgia, with over 490 million in direct written premium, has gone live with the Sapiens Claims solution for North America for their homeowners, personal and commercial auto lines of business. The Georgia Farm Bureau Mutual Insurance Company is a subsidiary of The Georgia Farm Bureau Federation, Georgia’s largest voluntary agricultural organization, with almost 300,000 member families.

The Georgia Farm Bureau Mutual Insurance Company originally partnered with StoneRiver (now a fully-owned Sapiens’ subsidiary) and earlier last year signed a multi-year agreement for continuous implementation and support of what is now called the Sapiens P&C Insurance Platform for all its lines of business.

“We are thrilled to go live with the Sapiens Claims solution,” said Geri Powell, Georgia Farm Bureau Mutual Insurance Company’s Executive Director of Business and Strategic Development. “Sapiens offers diverse market knowledge and big-picture vision that is needed in today’s competitive environment. Carriers must anticipate customer needs and then quickly satisfy them, particularly regarding claims. With Sapiens Claims, we now possess that competitive edge.”

The benefits of the Sapiens Claims solution include:

●	Ease-of-doing business – Sapiens Claims offers GFBMIC a more customizable application that can develop new products and services quickly to drive market penetration and retention
●	Increased productivity – with the consolidation of eight GFBMIC systems into one modern solution, adjusters now have access to streamlined processes and an easy-to-use, intuitive and modern user interface
●	Speed-to-market – the solution’s configurability means that new products and services can be launched quickly by GFBMIC teams to meet ever-changing business needs
●	Lower operational costs – by consolidating to one integrated solution, GFBMIC will drastically reduce maintenance and training costs, as well as ease the day-to-day operation of the claims department
●	Advantageous integration abilities – GFBMIC can now connect with standalone, innovative solutions, such as machine learning applications, quickly and efficiently

“Sapiens has been a true partner for our success from day one,” added Powell. “We have a common goal of updating all of our current P&C solutions to enable GFBMIC to be both innovative and strategic with our business goals. As a growing company, we must constantly look at areas to reduce operational costs and improve our competitiveness. With this accomplishment, we are one step closer to realizing this vision.”

“We are excited the Georgia Farm Bureau Mutual Insurance Company has successfully gone to production with the Sapiens Claims solution for North America,” said John Pettit, Head of the North American P&C Insurance Platform business unit. “This success is just the beginning for our partnership. We applaud the GFBMIC team for their dedication to this project, which has established a significant foundation for their future. We look forward to our continued partnership as we continue to jointly implement the other components of the Sapiens P&C Insurance Platform.”

“This strategic partnership with GFBMIC is constantly developing and I am proud of the joint teams’ achievements,” said Roni Al-Dor, Sapiens’ President and CEO. “GFBMIC previously went live in October, with three umbrella lines of business: personal, commercial and farm. Only one month later, this major go-live for claims was completed. Executing back-to-back go-lives requires great teams and close collaboration,” added Al-Dor.

About Georgia Farm Bureau

Formed in 1937 by 50 farmers, the Georgia Farm Bureau Federation is Georgia’s largest voluntary agricultural organization, with almost 300,000 member-families. It is an independent, non-governmental organization with a strong grassroots network of 159 county offices throughout the state. Since its inception, the primary, ongoing goal of Farm Bureau is to be a united voice in the legislative arena, to promote farm markets and to provide leadership to Georgia’s agricultural community. Farm Bureau is local, state, national and international in scope and influence.

The Federation organized the Georgia Farm Bureau Mutual Insurance Company in 1959 as a “multi-line” property and casualty insurance company to provide needed insurance services that would be available to members only. Throughout its history, the primary focus of the Company has been to provide the best possible coverage to members and to help build and maintain the Georgia Farm Bureau as an organization. As a mutual insurance company, The Company is owned by its policyholders, who are required to be members of Georgia Farm Bureau. For more information: www.gfbinsurance.com.

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property and casualty, life, pension and annuity, reinsurance, financial and compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to over 450 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com